FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-34086

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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 Highlights

First Quarter 2009

Consolidated relevant figures

  At the end of March 2009, 16.3 million Revenue Generating Units (RGUs) were offered in the countries where we have operations, 7.7% more than the fourth quarter of 2008 and 44.3% higher than a year ago.

  In Brazil at March 2009, we had 12.8 million RGUs, an increase of 7.8% compared with the fourth quarter of 2008 and 42.5% higher than in March 2008. In Colombia, RGUs totaled 2.7 million at March 31, 2009, an increase of 3.9% compared with the fourth quarter of 2008 and 34.7% compared with last year's first quarter. In the rest of the countries, RGUs increased 19% over December 2008 and 140.9% compared with March 2008.

  "Via Embratel," a new pay TV via satellite service, was launched in Brazil late in the fourth quarter of 2008. It ended 2009's first quarter with 42,633 services sold.

  First-quarter 2009 total consolidated revenues were 20.641 billion pesos, 12.1% higher compared with the same period of the previous year. Based on applicable accounting principles of each country, revenue growth was 9.7% in Brazil, 36.5% in Colombia, 17.0% in Argentina, 37.4% in Chile, and 47.2% in Peru.

  First-quarter consolidated EBITDA (1) totaled 4.814 billion pesos, 2.6% higher compared with the same period of the prior year.

  In the first quarter, majority net income totaled 1.646 billion pesos, a decrease of 15.0% from the year-earlier level.

  It is important to highlight that consolidated revenues, EBITDA and operating income increased 6.0%, 11.3% and 15.5%, respectively compared with the fourth quarter of 2008. Additionally, the EBITDA and operating income margins were 23.3% and 11.2% compared with 22.2% and 10.3% in the last quarter of 2008.

  At the end of March consolidated debt was the equivalent of 1.924 billion dollars, of which 51.7% is in dollars. To minimize risk related to currency fluctuation, at the end of March we had hedges covering the equivalent of 190 million dollars, which equals 19.1% of the debt in dollars. Net debt (3) totaled the equivalent of 1.541 billion dollars.

Relevant Figures

(Million of nominal pesos, unless otherwise indicated)

					%
		1Q2009		1Q2008	Inc.

Revenues	Ps.	20,641	Ps.	18,415	12.1
EBITDA (1)		4,814		4,690	2.6
EBITDA margin (%)		23.3		25.5	(2.2)
Operating income		2,309		2,458	(6.1)
Operating margin (%)		11.2		13.3	(2.1)
Majority income from continuing operations		1,646		1,936	(15.0)
Earnings per share (pesos)		0.09		0.10	(10.0)
Earnings per ADR (dollars) (2)		0.13		0.19	(31.6)
Outstanding shares (millions)		18,240		19,111	(4.6)
Equivalent ADRs (millions) (2)		912		956	(4.6)

(1) EBITDA: Defined as operating income plus depreciation and amortization. Go to www.telmexinternacional.com in the Investor Relations section, where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

The financial information for 2008 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Telmex Internacional Results

Revenues: In the first quarter consolidated revenues totaled 20.641 billion pesos, an increase of 12.1% compared with the same period of 2008. This result reflected increases of 33.6% in local service revenues, 46.0% in revenues from the Internet access business, 16.0% in corporate networks revenues and 63.0% in cable TV revenues. Domestic and International long distance revenues decreased 0.1% and 0.7%, respectively.

Costs and expenses: During the first quarter, costs and expenses totaled 18.332 billion pesos, an increase of 14.9% compared with the same period of 2008, due to the increase in the number of customers in Brazil, Colombia, Chile, Argentina and Peru and to higher interconnection costs for mobile termination and leased lines, mainly in Brazil for the local telephony and data businesses and to the increase in the cost of content related to growth of pay TV customers in Colombia, Chile, Peru and Brazil.

EBITDA (1) and operating income: In the first quarter EBITDA (1) totaled 4.814 billion pesos, an increase of 2.6% compared with the same period of 2008. The EBITDA margin was 23.3%. Operating income totaled 2.309 billion pesos during the January - March period, producing a margin of 11.2%.

Financing cost: In the first quarter, financing cost produced a charge of 257 million pesos. This resulted from a net interest charge of 396 million pesos, partially offset by a net exchange gain of 139 million pesos mainly due to the appreciation of the Brazilian reais from 2.337 to 2.315 reais per dollar in the January-March period, partially offset by reias-dollar hedges carried out by Embratel.

Majority net income: In the quarter, majority net income totaled 1.646 billion pesos, 15.0% lower compared with the same period of the previous year, generating earnings per share of 9 Mexican cents, a decrease of 10.0% compared with the same period of 2008. Earnings per ADR (2) were 13 US cents, 31.6% lower than the first quarter of the previous year.

Investments: In the first quarter, investments totaled 279 million dollars, of which 54.1% was invested in our operations in Brazil, 29.9% in Colombia and 16.0% in the rest of the countries.

Repurchase of own shares: In the first quarter, the company used 557 million pesos to repurchase 83 million of its own shares.

Debt: At the end of March consolidated debt was the equivalent of 1.924 billion dollars, of which 51.7% is in dollars. To minimize risk related to currency fluctuation, at the end of March we had hedges covering the equivalent of 190 million dollars, which equals 19.1% of the debt in dollars.

Net debt (3) totaled the equivalent of 1.541 billion dollars.

Income Statements
(Million of nominal pesos)
					%
		1Q2009		1Q2008	Inc.
Revenues
Local	Ps.	3,126	Ps.	2,339	33.6
Domestic long distance		7,074		7,083	(0.1)
International long distance		856		862	(0.7)
Corporate networks		4,694		4,046	16.0
Internet		1,783		1,221	46.0
Cable TV		1,079		662	63.0
Others		2,029		2,202	(7.9)
Total		20,641		18,415	12.1

Costs and Expenses
Cost of sales and services		3,543		2,874	23.3
Commercial, administrative and general		4,641		4,528	2.5
Transport and interconnection		7,643		6,323	20.9
Depreciation and amortization		2,505		2,232	12.2
Total		18,332		15,957	14.9

Operating income		2,309		2,458	(6.1)

Other (revenues) and expenses, net		7		-	NA

Comprehensive financing cost
Net interest		396		(61)	NA
Exchange loss (gain), net		(139)		35	NA
Total		257		(26)	NA

Equity in results of affiliates		192		325	(40.9)

Income before income tax		2,237		2,809	(20.4)

Income tax		526		809	(35.0)

Income before equity in minority interest		1,711		2,000	(14.5)

Minority interest		(65)		(64)	1.6

Majority net income	Ps.	1,646	Ps.	1,936	(15.0)

EBITDA (1)	Ps.	4,814	Ps.	4,690	2.6

EBITDA margin (%)		23.3		25.5	(2.1)
Operating margin (%)		11.2		13.3	(2.2)

NA Not applicable

Balance Sheets
(Million of nominal pesos)

		March 31,		March 31,
		2009		2008
Assets
Cash and short-term investments	Ps.	5,491	Ps.	15,092
Other current assets		28,359		21,903
Plant, property and equipment, net		64,693		50,502
Other assets		17,522		15,650
Goodwill		17,306		16,571
Deferred taxes		5,572		6,758

Total assets	Ps.	138,943	Ps.	126,476

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	16,488	Ps.	3,713
Other current liabilities		21,593		20,768
Long-term debt		11,081		11,451
Employee benefits		2,342		2,463
Deferred taxes		2,684		-

Total liabilities		54,188		38,395
Stockholders' equity
Majority stockholders' equity		82,214		85,365
Minority interest		2,541		2,716
Total stockholders' equity		84,755		88,081
Total liabilities and stockholders' equity	Ps.	138,943	Ps.	126,476

Statement of cash flows
[ millions of nominal pesos ]
3 months
ended
March 31, 2009

Operating activities:

Income before income tax	$2,237

Depreciation and amortization	2,505
Interest expenses	635
Other items not requiring the use of cash	(331)
Total	5,046

Working capital	(1,700)
Net cash flows provided by operating activities	3,346

Investing activities:
Investment in telephone plant	(4,001)
Other investments	(735)
Net cash flows used in investing activities	(4,736)

Cash required before financing activities	(1,390)

Financing activities:
New loans	15,627
Repayment loans	(14,994)
Dividends paid for subsidiaries	-
Interests paid	(485)
Other items	(557)
Net cash flows used in financing activities	(409)

Net decrese in cash and cash equivalents	(1,799)
Exchange rate difference in cash and cash equivalents	(221)
Cash and cash equivalents at begining of the period	7,511
Cash and cash equivalents at end of the period	$5,491

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of Telmex Internacional.

Brazil

The first-quarter results continued to confirm the progress made by our operations in Brazil in evolving toward an integrated telecommunications company. Local, and data revenues and other services represented 52.0% of total revenues. This change reflects commercial strategies that have been in effect for more than a year, which produced year-over-year increases in units of 46.2% and 65.4% in local service and data, respectively.

Additionally, at the end of March 2009, Net Fone, offered though Net Serviços, served 2 million customers. This service represents an important growth opportunity, since Net Serviços' network currently passes approximately 10.3 million homes and 74.2% of its network is bi-directional. Net currently serves close to 3.3 million pay TV users and 2.4 million broadband Internet users.

Revenues: In the first quarter, revenues totaled 2.578 billion reais, 9.7% higher than the same quarter of the previous year. Higher revenues were mainly due to increases of 25.9% in local service revenues, 22.9% in the data business, and 1.0% in domestic long distance.

  Local: In the first quarter, local revenues reached 480 million reais, 25.9% higher than the same period of 2008 due to the 46.2% growth in the number of customers.

  Domestic long distance: Domestic long distance revenues totaled 1.118 billion reais, 1.0% higher than the first quarter of 2008. The increase reflected traffic growth driven by corporate customers and mobile phones.

  International long distance: In the first quarter, international long distance revenues totaled 121 million reais, 0.9% lower than the same period of 2008, due to the 6.9% traffic decrease in the residential market segment.

  Satellite Pay TV: On December 1, 2008, the Via Embratel product was launched. It ended the first quarter with 42,633 new contracts and we have already installed 34,309.

  Corporate networks and Internet: In the first quarter, revenues from data and Internet access services totaled 715 million reais, 22.9% higher than the first quarter of 2008.

Costs and expenses: Costs and expenses were 2.231 billion reais in the quarter, an increase of 9.8% from the 2008 period, mainly due to higher costs related to growth of mobile traffic, a rate adjustment for the mobile network that took effect in January 2009, and the increase in expenses related to leased third-party lines used to support local and data services.

  Cost of sales and services: In the quarter, costs of sales and services totaled 312 million reais, an increase of 12.0% compared with the same period of 2008, due to higher costs related to the increase in local and data services.

  Commercial, administrative and general: During the quarter, commercial, administrative and general expenses totaled 452 million reais, 8.9% lower than the same period of 2008.

  Transport and interconnection: In the first quarter, transport and interconnection costs increased 21.8% to 1.154 billion reais, mainly due to the increase in mobile termination traffic as well as leased lines for the local and data business.

  Depreciation and amortization: In the quarter, depreciation and amortization totaled 313 million reais, an increase of 1% compared with the first quarter of 2008.

EBITDA (1) and operating income: EBITDA (1) totaled 661 million reais in the first quarter, an increase of 5.1% compared with last year's first quarter, producing a margin of 25.6%. Operating income totaled 376 million reais in the quarter, producing a margin of 14.6%.

			%
Brazil Operating Indicators	1Q2009	1Q2008	Inc.

Domestic long distance minutes	3,697	3,836	(3.6)
(millions)
International long distance minutes	431	463	(6.9)
(millions)
Line equivalents of 64 kbps ( thousands)	5,004	3,026	65.4
Access to local service* (thousands)	5,836	3,991	46.2
* Includes Net Fone Services

Income Statements Brazil
[ millions of historic Brazilian reais]					%
		1Q2009		1Q2008	Inc.
Revenues
Local (A)	$R	480.0	$R	381.2	25.9
Domestic long distance		1,118.0		1,106.7	1.0
International long distance		121.4		122.4	(0.9)
Corporate networks		540.0		452.6	19.3
Internet		174.7		129.1	35.3
Others		144.1		158.8	(9.2)
Total		2,578.2		2,350.9	9.7

Costs and Expenses
Cost of sales and services		312.0		278.6	12.0
Commercial, administrative and general		451.9		496.1	(8.9)
Transport and interconnection		1,153.6		947.4	21.8
Depreciation and amortization		313.4		310.4	1.0
Total		2,230.9		2,032.5	9.8

Equity in results of affiliates		(28.3)		14.8	NA

Operating income	$R	375.6	$R	303.6	23.8

EBITDA (1)	$R	660.6	$R	628.6	5.1

EBITDA margin (%)		25.6		26.7	(1.1)
Operating margin (%)		14.6		12.9	1.7

* Higher than 1,000%
(A) Includes Interconnection

Colombia

Colombia's network currently passes 4.8 million homes and 50% of its network is bi-directional. At the end of March we had 2.7 million RGUs in the market in Colombia, an increase of 34.7% during the last 12 months.

In 2009, initiatives for the corporate segment continue to focus on increasing the number of services per customer and our emphasis on data, Internet and telephony services helped increase the number of customers in the small and medium-sized business segment. The number of services in these product lines increased 14% in data services, 38% in Internet services and 75% in telephone lines compared with March 2008. The strategy of penetration in the SME market has been an important factor in the growth of Internet services and telephone lines.

In the first quarter, revenues totaled 275.528 billion Colombian pesos, 36.5% higher than the same period of 2008. Higher revenues were mainly due to growth in operations with several corporate customers and to additional revenues from the voice, video and Internet businesses generated by cable TV customers.

Total costs and expenses increased 44.7% compared with last year's first quarter, totaling 281.222 billion Colombian pesos, due to higher content costs, the cost of acquisition of customers, and personnel expenses related to serving the small and medium-sized business market segment. EBITDA (1) totaled 42.915 billion Colombian pesos, an increase of 21.1% over the same period of last year, generating a margin of 15.6%, which represented a decrease of two percentage points compared with the same period of 2008. In the January-March period, there was an operating loss of 5.694 billion Colombian pesos.

Colombia
			%
	1Q2009	1Q2008	Inc.
(millions of Colombian pesos )

Revenues	$275,527.8	$201,912.5	36.5
EBITDA	42,914.6	35,444.3	21.1
EBITDA margin (%)	15.6	17.6	(2.0)
Operating Income	(5,693.9)	7,608.7	(174.8)
Operating margin (%)	(2.1)	3.8	(5.9)

Chile

In the first quarter, revenues from the operations in Chile reached 34.324 billion Chilean pesos, 37.4% more than the first quarter of 2008. A major contributor to the increase was revenues from Pay TV services, which totaled 9.140 billion Chilean pesos, an increase of 197.8% increase over the same quarter last year. Also producing revenue gains were corporate data networks, which increased 27.8%, and Internet services, which grew 14%, mainly driven by the residential market. Voice services decreased 10.4%, primarily due to the contraction of the for domestic and international long distance market.

In the first quarter, total costs and expenses were 37.470 billion Chilean pesos, an increase of 34.4% compared with the same period of the previous year. The main increase is related to TV content, whose cost rose 201.3%. Cost of sales and services increased 42.8% mainly due to costs related to the addition of new customers. Commercial, administrative and general expenses increased 32.6% due to higher advertising expenses and commissions related to the sale of TV services, Internet and telephony in the residential market. EBITDA (1) totaled 2.988 billion Chilean pesos, an increase of 39.1% compared with the same period of last year, producing a margin of 8.7%. In the quarter there was an operating loss of 3.146 billion Chilean pesos.
Chile
			%
	1Q2009	1Q2008	Inc.
(millions of Chilean constant pesos )

Revenues	$34,324.3	$24,982.1	37.4
EBITDA	2,988.3	2,148.0	39.1
EBITDA margin (%)	8.7	8.6	0.1
Operating Income	(3,145.6)	(2,894.2)	8.7
Operating margin (%)	(9.2)	(11.6)	2.4

Peru

In the first quarter, revenues totaled 102 million New Soles, 47.2% higher than the same period of the previous year due to the 52% increase in revenues from the data business, which represents 40.7% of total revenues. In the quarter, voice business revenues increased 24.8% compared with the same period of 2008. Revenues from video increased 76.6%.

In the first quarter, costs and expenses increased 43.1% due to the 28.4% increase in commercial, administrative and general expenses due to marketing expenses for launching TELMEX TV and Triple Play and to the increase of 44.2% in transport and interconnection costs. EBITDA (1) totaled 12.6 million New Soles, an increase of 17.8% compared with the same quarter in 2008, producing a margin of 12.4%.
Peru
			%
	1Q2009	1Q2008	Inc.
(millions of New Soles)

Revenues	$102.0	$69.3	47.2
EBITDA	12.6	10.7	17.8
EBITDA margin (%)	12.4	15.4	(3.0)
Operating Income	(5.2)	(5.6)	(7.1)
Operating margin (%)	(5.1)	(8.1)	3.0

Argentina

In the quarter, revenues from the operations in Argentina totaled 142.5 million Argentinean pesos, an increase of 17% compared with the same period of the previous year.

Operating costs and expenses totaled 143.1 million Argentinean pesos, an increase of 13.4% from a year earlier, due to the 19.1% increase in transport and interconnection costs, which was originated by a 6.0% rise in costs associated to wholesale minutes and a 6.8% increase in tariffs in local currency, due to the variations in rate pricing dictated by law (these charges have been adjusted since 2002) On the other hand, the 44.3% increase in leased line costs are related to the higher volume of sales.

EBITDA (1) totaled 28.2 million Argentinean pesos, an increase of 37.6% compared with the same period of 2008, producing a margin of 19.8%. The operating loss for the quarter was 0.6 million Argentinean pesos.
Argentina
			%
	1Q2009	1Q2008	Inc.
(millions of Argentinean pesos)

Revenues	$142.5	$121.8	17.0
EBITDA	28.2	20.5	37.6
EBITDA margin (%)	19.8	16.8	3.0
Operating Income	(0.6)	(4.4)	(86.4)
Operating margin (%)	(0.4)	(3.6)	3.2

Yellow Pages

The yellow pages business has presence in 5 countries and has published 196 directories. Of the total, 127 directories are in Mexico, with presence in all states and Mexico City. Additionally, 63 are available in Hispanic markets in 31 states of the US and the remaining 6 have been published in Colombia, Peru and Argentina. Consolidated revenues in the quarter were 1.299 billion pesos.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. : Press Release: First quarter Highlights 2009.